諾頓羅氏香港	Norton Rose Hong Kong
香港中環康樂廣場一號	38/F Jardine House
怡和大厦三十八樓	1 Connaught Place
Central
Hong Kong

電話 +852 3405 2300	Tel +852 3405 2300
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nortonrose.com
September 17, 2012

CONFIDENTIAL

Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Re:	Maxclean Holdings Ltd
Registration Statement on Form F-1
File No. 333-183624

Dear Sirs:

On behalf of Maxclean Holdings Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we respectfully submit the Company’s response to comments contained in the Staff letter, dated September 14, 2012. We have enclosed the Compnay’s response letter and the amended registration statemetn for your review.

If you have any questions regarding our response or the amended registration statement, please do not hesitate to contact in our Hong Kong office Ji Liu at +852 3405 2458, Allan Yee at +852 3405 2594 or Sarah Guo at +852 3405 2554.

Thank you for your attention to the matter.

Very truly yours,

/s/ Sarah Guo

Norton Rose Hong Kong

Enclosures

cc:
Yu Chunming, Chairman and Director, Maxclean Holdings Ltd
Lo Chung Ling, Director, Maxclean Holdings Ltd
Wong Siu Hong, Chief Executive Officer, Maxclean Holdings Ltd
Wu Xin Hui, Interim Chief Financial Officer, Maxclean Holdings Ltd
Jeffrey Lo, General Manager Assistant, Maxclean Holdings Ltd

Norton Rose Hong Kong is a Hong Kong partnership regulated by the Law Society of Hong Kong.  Resident partners: Davide Barzilai, Julian Chung, Richard Crosby, Justin Davidson, Peter Haslam, Jim James, Phillip John, Camille Jojo, Stanley Lai, Liza Lee, Wynne Mok, Jon Perry, Charlotte Robins, David Stannard, Psyche Tai.

Norton Rose Hong Kong is part of Norton Rose Group, an international legal practice comprising Norton Rose LLP together with Norton Rose Australia, Norton Rose Canada LLP, Norton Rose South Africa (incorporated as Deneys Reitz Inc) and their respective affiliates, with offices worldwide, details of which, with certain regulatory information, are at nortonrose.com.